UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 3, 2021

YUCAIPA ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39422	98-1541929
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

9130 West Sunset Boulevard Los Angeles, CA	90069
(Address of principal executive offices)	(Zip Code)

(310) 228-2894

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	YAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	YAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	YAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

As previously disclosed, on June 10, 2021, Yucaipa Acquisition Corporation, a Cayman Islands exempted company (“Yucaipa”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Yucaipa, SIGNA Sports United GmbH, a German limited liability company (“SSU”), SIGNA Sports United B.V., a Dutch private limited liability company and wholly-owned subsidiary of SSU (“TopCo”), Olympics I Merger Sub, LLC, a Cayman Islands exempted company and wholly-owned subsidiary of TopCo (“Merger Sub”), and SIGNA International Sports Holding GmbH, a German limited liability company (“SISH”). On July 2, 2021, TopCo submitted a registration statement on Form F-4 to the U.S. Securities and Exchange Commission (“SEC”) with respect to the proposed business combination contemplated by the Business Combination Agreement (the “Business Combination”), which was amended on August 31, 2021, October 18, 2021, November 4, 2021, November 17, 2021, November 23, 2021 and November 24, 2021 and declared effective on November 24, 2021, which includes a document that serves as a prospectus of TopCo with respect to the securities to be issued in connection with the proposed business combination of Yucaipa with SSU contemplated by the Business Combination Agreement and a proxy statement of Yucaipa with respect to the General Meeting. The definitive proxy statement/prospectus was filed with the SEC on November 26, 2021 (the “Definitive Proxy/Prospectus”). Concurrent to the signing of the Business Combination Agreement, SSU entered into a share purchase agreement (the “Wiggle SPA”) on June 10, 2021, to acquire the entire issued share capital of Mapil TopCo Limited, a private company limited by shares incorporated in England and Wales (“Wiggle”), together with its subsidiaries.

Item 1.01	Entry Into A Material Definitive Agreement.

SPA Variation Agreement

On December 4, 2021 the Company, Bridgepoint Advisors Limited (acting as manager of the Bridgepoint Beneficial Sellers (as defined in the Wiggle SPA)) and in its capacity as “Investor” Representative under the Wiggle SPA (“Bridgepoint”) and HUW CRWYS-Williams entered into an amendment to the Wiggle SPA (the “SPA Amendment”) dated June 10, 2021 (as last amended on October 15, 2021) pursuant to which the Wiggle SPA was amended to provide for, among other things, (i) the Transaction Bonuses (as defined in the Wiggle SPA) and LTIP Bonuses that certain individuals are entitled to receive under the Wiggle SPA to be settled through the issuance of TopCo Ordinary Shares, under certain circumstances and pursuant to the terms and conditions set forth in the SPA Variation Amendment and (ii) Bridgepoint’s agreement to settle an additional portion of the consideration it receives under the Wiggle SPA in an amount of $75 million through the issuance of TopCo Ordinary Shares (7,500,000 TopCo Ordinary Shares at a price of $10 per share) instead of the previously agreed cash consideration payment, increasing the equity portion of the purchase price consideration in the Wiggle SPA to approximately thirty eight percent (38%) (from twenty five percent (25%)). The additional equity commitment from Bridgepoint is not dependent on redemption levels by the public shareholders of Yucaipa.

In addition, and in connection with the additional equity commitment by Bridgepoint, SISH has also agreed to subscribe for an additional equity amount of $25 million through the issuance of TopCo Ordinary Shares (2,500,000 Company Ordinary Shares at a price of $10 per share), providing the Company with additional liquidity of $100 million in total following the completion of the Business Combination. The Redemption Offset Agreement entered into by and among the Company, SISH and Bridgepoint dated October 15, 2021 (the “Redemption Offset Agreement”), pursuant to which, among other things, the parties to the Redemption Offset Agreement agreed to offset redemptions by the public shareholders of Yucaipa that occur above a certain level, remains in full force and effect. SISH’s investment increases the overall PIPE Financing commitments to a total of $397 million.

A copy of the SPA Variation Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the SPA Amendment is qualified in its entirety by reference thereto.

Amendment No. 3 to Business Combination Agreement

On December 3, 2021, Yucaipa, SSU and SISH entered into the Third Amendment to the Business Combination Agreement (“Amendment No. 3 to Business Combination Agreement”) to update the number of TopCo Ordinary Shares issued in the PIPE Financing (as defined in the Definitive Proxy/Prospectus) following SISH’s investment in the PIPE Financing, as further described above.

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A copy of Amendment No. 3 to Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of Amendment No. 3 to Business Combination Agreement is qualified in its entirety by reference thereto.

Item 8.01	Other Events.

Additional Liquidity

The additional investment by SISH in the PIPE Financing, the reduction of the cash consideration payment by Bridgepoint under the amended Wiggle SPA and the continuing offset obligations by the parties to the Redemption Offset Agreement in the event of redemptions above certain levels enable the Company to meet its short and medium term additional liquidity needs mainly resulting (i) from the significant delay of the completion of the Business Combination and (ii) a considerable reduction in payment terms from its suppliers, which may further decrease in the future. In addition, the Company has initiated, and is implementing, appropriate operational measures to address the negative impact on the Company’s revenue growth and profitability resulting from continuing supply chain disruptions and other pandemic-related factors, including by optimizing and reducing purchasing volumes and re-negotiating payment terms with its key suppliers.

Supplemental Disclosures to the Proxy Statement

On July 22, 2021, August 13, 2021, December 1, 2021 and December 3, 2021, Yucaipa received letters (the “Shareholder Letters”) from purported shareholders of Yucaipa claiming certain allegedly material omissions in the definitive proxy statement filed on November 26, 2021 by Yucaipa (the “Proxy Statement”) in connection with the transactions contemplated by the Business Combination Agreement (together, the “Business Combination”).

While Yucaipa believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the plaintiff’s disclosure claims in the Shareholder Letters, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, Yucaipa has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Yucaipa specifically denies all allegations in the Shareholder Letters that any additional disclosure was or is required. Yucaipa believes the Shareholder Letters is without merit.

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

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The following disclosure replaces the paragraph under the heading “Formal Auction Process and Negotiations with SSU” on page 130 of the Proxy Statement.

On March 12, 2021, representatives of SSU management provided comments on Yucaipa’s LOI and along with Yucaipa’s management, Kirkland & Ellis LLP, its legal counsel (“K&E”), and Skadden, Arps, Slate, Meagher & Flom LLP, SSU’s legal counsel (“Skadden”), negotiated the terms of such letter over the course of the next six days. Representatives of both parties had several phone conversations and e-mail exchanges to discuss valuation, and certain other transaction considerations. In the course of the discussions between Yucaipa and representatives of SSU, both parties re-evaluated the initial enterprise valuation provided by Yucaipa, based on a multiple based valuation of SSU’s peers in e-commerce and online marketplaces, and Saas, as well as SSU’s analysis of alternative bids received in the formal auction process from other bidders, ultimately reducing the valuation from $3.85 billion to $3.17 billion. Furthermore, SSU and Yucaipa concluded that the re-evaluation of the initial enterprise value considered by Yucaipa would offer an attractive investment case for new investors in TopCo. Accordingly, and taking into account Yucaipa’s and SSU’s ambition to create long-term sustainable shareholder value, the parties agreed to the re-evaluation combined with an earn-out mechanism based on a positive share price development in the future (as described in more detail below). Such considerations included, among other things, the valuation of SSU, as well as the inclusion, calculation and structuring of the earnout to be included as part of the consideration to be paid to SISH, the composition and allocation of the transaction consideration, procedural matters, the due diligence review process, transaction structure and the PIPE Financing process.

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Additional Information

In connection with the Business Combination, the Definitive Proxy/Prospectus was filed with the SEC on November 26, 2021. Yucaipa has mailed the Definitive Proxy/Prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Definitive Proxy/Prospectus or any other document that Yucaipa will send to its shareholders in connection with the Business Combination. Investors and security holders of Yucaipa are advised to read the Definitive Proxy/Prospectus in connection with Yucaipa’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the Business Combination (and related matters) because the Definitive Proxy/Prospectus contains important information about the Business Combination and the parties to the Business Combination. The Definitive Proxy/Prospectus has been mailed to shareholders of Yucaipa as of the November 22, 2021 record date established for voting on the Business Combination. Shareholders are also able to obtain copies of the Definitive Proxy/Prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Yucaipa Acquisition Corporation, 9130 West Sunset Boulevard, Los Angeles, CA 90069.

Participants in the Solicitation

Yucaipa, SSU, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Yucaipa’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Yucaipa’s directors and officers in Yucaipa’s filings with the SEC, and such information and names of SSU’s directors and executive officers is also included in the Definitive Proxy/Prospectus.

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Forward Looking Statements

Certain statements made herein, including the description of the transactions, agreements and other information contained herein and the exhibits hereto (collectively, this “Communication”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Yucaipa and SSU, the Wiggle Acquisition, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, and the Wiggle Acquisition, future opportunities for the combined company, future planned products and services, business strategy and plans, objectives of management for future operations of SSU, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of Yucaipa’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Yucaipa and SSU, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of Yucaipa and SSU. These statements are subject to a number of risks and uncertainties regarding Yucaipa’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the PIPE Investment and the other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the shareholders of Yucaipa or SSU for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Yucaipa and SSU; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees including its executive team; the amount of redemption requests made by Yucaipa’s shareholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; the overall level of demand for SSU’s services; general economic conditions and other factors affecting SSU’s business; SSU’s ability to implement its business strategy; SSU’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on SSU’s business, SSU’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to SSU’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; SSU’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, SSU’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on SSU’s business and those factors discussed in Yucaipa’s final prospectus relating to its initial public offering, dated July 29, 2020, and other filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the “Risk Factors” section of the Definitive Proxy/Prospectus, and described in Yucaipa’s Annual Report on Form 10-K and other documents filed by Yucaipa or TopCo from time to time with the SEC. There may be additional risks that Yucaipa presently does not know or that Yucaipa currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Yucaipa’s expectations, plans or forecasts of future events and views as of the date of this communication. Yucaipa anticipates that subsequent events and developments will cause Yucaipa’s assessments to change. However, while Yucaipa may elect to update these forward-looking statements at some point in the future, Yucaipa specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Yucaipa’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. The proposed Business Combination will be submitted to shareholders of Yucaipa for their consideration.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	SPA Variation Agreement, dated December 4, 2021, by and among SIGNA International Sports Holding GmbH, Bridgepoint Advisors Limited and HUW CRWYS-Williams

10.2	Amendment No. 3 to Business Combination Agreement, dated as of December 3, 2021, by and among Yucaipa Acquisition Corporation, SIGNA Sports United GmbH and SIGNA International Sports Holding GmbH

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 6, 2021

YUCAIPA ACQUISITION CORPORATION

By:	/s/ Ira Tochner
Name:	Ira Tochner
Title:	Chief Financial Officer and Chief operating Officer

Exhibit 10.1

DATED 4 DECEMBER 2021

VARIATION AGREEMENT

between

SIGNA SPORTS UNITED GMBH

and

BRIDGEPOINT ADVISERS LIMITED

and

HUW CRWYS-WILLIAMS

This agreement is dated                      4 December 2021

Parties

(1)

SIGNA SPORTS UNITED GMBH, incorporated in Germany with registered seat in Munich registered under number HRB 241442 (local court of Munich) and whose office address is at Kantstrabe 164, 10623 Berlin, Germany (Buyer);

(2)

BRIDGEPOINT ADVISERS LIMITED, a company incorporated in England and Wales under number 03220373 whose registered office is at 95 Wigmore Street, London, England And Wales, W1U 1FB (acting as manager of the Bridgepoint Beneficial Sellers and in its capacity as “Investor Representative” under the SPA) (Investor Representative); and

(3)	HUW CRWYS-WILLIAMS of 3 Hepburn Place, London W3 9BG (in his capacity as “Manager Representative” under the SPA) (Manager Representative);

BACKGROUND

(A)

The Buyer, the Investor Representative and the Manager Representative are, among others, party to a sale and purchase agreement relating to Mapil Topco Limited dated 11 June 2021 (as varied on 15 October 2021) (the SPA).

(B)

In accordance with clause 15.5 of the SPA, the parties have agreed to amend the SPA on the terms of this agreement (the Variation Agreement) with effect from the date of this Variation Agreement (Variation Date).

(C)

The purpose of this variation is to provide that (i) in certain circumstances certain of the Transaction Bonuses and/or the LTIP Bonuses may be settled in part via the issuance of SPAC Shares rather than solely in cash payments and (ii) the amount of the Total Consideration to be settled in cash as part of the First Consideration Instalment is reduced and the amount of the Total Consideration to be settled via the issuance of SPAC Shares is increased. For the avoidance of doubt, nothing in this Variation Agreement shall operate to reduce the amount of Total Consideration.

Agreed terms

1.	Terms defined in the Agreement

Terms and expressions defined in the SPA shall have the same meanings in this Variation Agreement.

2.	Variation relating to Transaction Bonuses/ LTIP Bonuses

With effect from the Variation Date, the SPA shall be varied by:

2.1

adding the words “in cash and, potentially, partially satisfied by the issuance of SPAC Shares (in each case as set out in the relevant bonus letters)” immediately after the words “means the bonuses to be paid” in the definition of LTIP Bonuses of the SPA.

2.2

adding the words “in cash and, potentially, partially satisfied by the issuance of SPAC Shares (in each case as set out in the relevant bonus letters)” immediately after the words “means the bonuses to be paid” in the definition of Transaction Bonuses of the SPA.

2.3	deleting the entire text of the lead in wording to clause 7.3.1 of the SPA (excluding for the avoidance of doubt limbs (a) – (g) of clause 7.3.1) and replacing it with the following:

in the case of limbs (a), (c), (e), (f) and (g) of the below, the date which is 7 Business Days before the Scheduled Completion Date, and in the case of limbs (b) and (d) of the below, the date which is 1 Business Day after the Investor Representative receives details of the Yucaipa Shareholder Redemptions (as defined in the Business Combination Agreement), the Investor Representative will deliver to the Buyer;

2.4	deleting the entire text of clause 7.3.1 (b) of the SPA and replacing it with the following:

(b) a schedule setting out: (a) the Transaction Bonuses Amount; (b) the identity of the Transaction Bonus recipients; (c) the quantum of the Transaction Bonus to be paid to each such recipient; and (d) the proportions of each such Transaction Bonus to be satisfied in cash and (if any) by the issuance of SPAC Shares and, in respect of each such proportion, an estimated amount of Transaction Bonus Employee Tax Liability and the amount of the Transaction Bonus Employer Tax Liability thereon (the “Transaction Bonus Schedule”);”

2.5	deleting the entire text of clause 7.3.1 (d) of the SPA and replacing it with the following:

(d) a schedule setting out: (a) the LTIP Bonuses Amount; (b) the identity of the LTIP Bonus recipients; (c) the quantum of the LTIP Bonus to be paid to each such recipient; and (d) the proportions of each such LTIP Bonus to be satisfied in cash and (if any) by the issuance of SPAC Shares and, in respect of each such proportion, an estimated amount of the amount of LTIP Bonus Employee Tax Liability and the amount of the LTIP Bonus Employer Tax Liability thereon (the “LTIP Bonus Schedule”);

2.6	deleting the entire text of paragraph 2 of Part 4 of Schedule 5 of the SPA and replacing it with the following:

“In the first payroll run of the Company following Completion the Buyer will procure that the relevant Target Group Company pays the cash proportion of the Transaction Bonuses (less the Transaction Bonus Employee Tax Liability thereon) and the cash proportion of the LTIP Bonuses (less the EBT Bonuses Employee Tax Liability thereon) to the recipients and in such amounts as are set out in the Transaction Bonus Schedule and the LTIP Bonus Schedule (such payments shall be made through the payroll systems ordinarily used by the Target Group for the payment of salary to such individuals). The Buyer shall procure that the relevant Transaction Bonus Employee Tax Liability and the relevant LTIP Bonus Employee Tax Liability is (where applicable) deducted from such payments and that it and the corresponding Transaction Bonus Employer Tax Liability and the corresponding LTIP Bonus Employer Tax Liability payable in respect of the cash proportion of the relevant bonuses are accounted for by the Target Group to the relevant Taxation Authority within the time limits required by law.”

2.7	adding the following new paragraph 3 of Part 4 of Schedule 5 of the SPA:

“In circumstances in which a proportion of the Transaction Bonus and/or the LTIP Bonus payable to a recipient is to be satisfied by issuance of SPAC Shares, the Buyer will procure that (i) the SPAC Shares are issued and allotted to the relevant recipient and (ii) the relevant Transaction Bonus Employer Tax Liability and the relevant LTIP Bonus Employee Tax Liability is (where applicable) deducted and that it and the corresponding Transaction Bonus Employer Tax Liability and the corresponding LTIP Bonus Employer Tax Liability in respect of such proportion of the relevant bonuses are accounted for by the Target Group to the relevant Taxation Authority within the time limits required by law, in each case (i) and (ii) in accordance with the terms of their individual bonus letter”.

3.	Variation relating to form of Total Consideration

With effect from the Variation Date, the SPA shall be varied by:

3.1	deleting the entire text of paragraph 1.1.1 of Part 3 of Schedule 1 of the SPA and replacing it with the following:

1.1.1	“in respect of an amount equal to:

(a)

if the First Instalment Shortfall Amount is equal to zero, or if Signa International Sports Holding GmbH has not complied with its obligations under the Redemption Offset Agreement such that it has not subscribed in cash on or before Completion for a number of SPAC Shares equal to the amount of the Proportionate First Instalment Shortfall Amount divided by US $10, at a price of US $10 per SPAC Share, 60% of the Total Consideration; or

(b)

if the First Instalment Shortfall Amount exceeds zero and Signa International Sports Holding GmbH has complied with its obligations under the Redemption Offset Agreement such that it has subscribed in cash on or before Completion for a number of SPAC Shares equal to the amount of the Proportionate First Instalment Shortfall Amount divided by US $10, at a price of US $10 per SPAC Share, 60% of the Total Consideration minus an amount equal to the Proportionate First Instalment Shortfall Amount, with the amount of such reduction being calculated by first taking the Proportionate First Instalment Shortfall Amount in US dollars and redenominating such amount into sterling (at the SPAC Initial Business Combination FX Rate (Closing)) (such sterling amount being the “First Second Instalment Addition Amount”), less, in either case, in circumstances where Signa International Sports Holding GmbH has subscribed in cash on or before Completion for 2,500,000 more SPAC Shares than it was required to subscribe for on or before Completion pursuant to binding agreements which were in place as at 30 November 2021, at a price of US $10 per SPAC Share, an amount equal to $75,000,000 (with the sterling amount of such reduction being calculated by first taking $75,000,000 and redenominating such amount into sterling (at the SPAC Initial Business Combination FX Rate (Closing)) (in any case, the “First Consideration Instalment”) such amount will be paid by the Buyer to the Sellers in cash in sterling on Completion in accordance with paragraph 1.1 of Part 2 of Schedule 5, to be split amongst the Sellers as set out in paragraph 2.1 of this Part 3 of Schedule 1;

By way of example (for illustrative purposes only), if:

(i)	the Total Consideration is £450,000,000;

(ii)	the Proportionate First Instalment Shortfall Amount is $30,000,000 (and Signa International Sports Holding GmbH has complied with its obligations under the Redemption Offset Agreement);

(iii)	Signa International Sports Holding GmbH has subscribed in cash for an additional $25,000,000 of SPAC Shares at $10 per SPAC Share; and

(iv)	the SPAC Initial Business Combination FX Rate (Closing) is £1:$1.3291049,

the First Consideration Instalment shall be equal to:

(i)	60% of £450,000,000 = £255,000,000; less

(ii)	$30,000,000 converted in to sterling = £22,571,581.82; less

(iii)	$75,000,000 converted in to sterling = £56,428,954.55; equals

(iv)	£175,999,463.62”

3.2	deleting the entire text of paragraph 1.1.2 of Part 3 of Schedule 1 of the SPA and replacing it with the following:

1.1.2

an amount equal to 25% of the Total Consideration plus an amount in sterling equal to the First Second Instalment Addition Amount (if any) plus an amount in sterling equal to the Third Second Instalment Addition Amount (if any) plus, if $75,000,000 has been deducted from the First Consideration Instalment in accordance with paragraph 1.1.1 of this Part 3 of Schedule 1, an amount in US dollars equal to $75,000,000 (the “Second Consideration Instalment”) will be settled by the Buyer on Completion by the issue of SPAC Shares to the Sellers in accordance with paragraph 1.2 of Part 2 of Schedule 5 and in exchange for the Sellers’ rights to receive the Second Consideration Instalment, with the number of SPAC Shares to be issued pursuant to this paragraph being calculated by first taking the sterling amount to be settled pursuant to this paragraph 1.1.2, redenominating such amount into US dollars (at the SPAC Initial Business Combination FX Rate (Closing)), adding any amounts to be settled in US dollars and then dividing that aggregate figure by the price per SPAC Share (in US dollars) determined in accordance with paragraph 1.2 of this Part 3 of Schedule 1, to be split amongst the Sellers as set out in paragraph 2.2. of this part 3 of Schedule 1.

Such SPAC Shares shall be credited as fully paid. SPAC Shares issued to the Sellers pursuant to this paragraph 1.1.2 shall, subject to clause 13.6, be subject to an equivalent lockup period (subject to equivalent carve outs) in respect of its holding of SPAC Shares as is applicable to the SPAC Initial Business Combination Sellers in accordance with the terms of the Business Combination Agreement (provided that if the equivalent lock-up period is more than 9 months, the lock-up period applicable to the SPAC Shares issued to the Sellers shall be 9 months).”

4.	Continuation

Except as set out in clauses 2 and 3 of this Variation Agreement, the SPA shall continue in full force and effect.

5.	Governing law and jurisdiction

5.1

This Variation Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and interpreted in accordance with the law of England and Wales.

5.2

The parties irrevocably agree that the courts of England and Wales have exclusive jurisdiction to settle any dispute or claim (including non-contractual disputes or claims) that arises out of, or in connection with, this Variation Agreement or its subject matter or formation.

This agreement has been entered into on the date stated at the beginning of it.

Bridgepoint Advisers Limited (acting as manager of the Bridgepoint Beneficial Sellers):

/s/ Michael Davy
Name:	Michael Davy

Date:	3 December, 2021

Position:	Partner

SIGNA Sports United GmbH:

	/s/ Stefanie Kniepen		/s/ Philipp Rossner
Name:	Stefanie Kniepen	Name:	Philipp Rossner

Date:	3 December 2021	Date:	3 December 2021

Position:	Deputy CFO	Position:	CFO

Huw Crwys-Williams:

/s/ Huw Crwys-Williams
Date:	3 December 2021

Exhibit 10.2

EXECUTION VERSION

THIRD AMENDMENT TO BUSINESS COMBINATION AGREEMENT

THIS THIRD AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”), dated as of December 3, 2021 (the “Effective Date”), is by and among (i) Yucaipa Acquisition Corporation, a Cayman Islands exempted company, (ii) SIGNA Sports United GmbH, a German limited liability company, and (iii) SIGNA International Sports Holding GmbH, a German limited liability company (collectively, the “Parties” and each, a “Party”). Capitalized terms used but not otherwise defined in this Amendment shall have respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Parties previously entered into the Business Combination Agreement, dated as of June 10, 2021 (as amended, the “Business Combination Agreement”);

WHEREAS, the Parties desire to amend certain provisions of the Business Combination Agreement (pursuant to and in accordance with Section 12.10 of the Business Combination Agreement), on the terms and subject to the conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and understandings herein contained, the receipt and sufficiency of which are acknowledged, on the terms and subject to the conditions set forth in this Amendment, the Parties, intending to be legally bound, agree as follows:

1.	Amendments to the Business Combination Agreement. Effective as of the Effective Date:

(a)	Section 6.12(d) is hereby amended and restated in its entirety as follows (specific amended language is included in bold below solely for presentation purposes):

Yucaipa has entered into Subscription Agreements with PIPE Investors, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to subscribe for and accept TopCo Ordinary Shares for a PIPE Investment amount of at least $397,000,000 (such amount, the “Committed PIPE Investment Amount”). As of the date of this Agreement, the Subscription Agreements are in full force and effect with respect to and binding on Yucaipa and, to the knowledge of Yucaipa, each PIPE Investor party thereto, in accordance with their terms.

2.

Miscellaneous. The terms, conditions and provisions of the Business Combination Agreement, as amended by this Amendment, remain in full force and effect. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of any Party under the Business Combination Agreement, nor constitute a waiver or amendment of any provision of the Business Combination Agreement. This Amendment shall be governed by, and otherwise construed in accordance with, the terms of the Business Combination Agreement, as though the other provisions of this Amendment were set forth in the Business Combination Agreement.

This Amendment may be executed in counterparts (including by means of facsimile or scanned and emailed signature pages), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same agreement.

2

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

YUCAIPA ACQUISITION CORPORATION

By:	/s/ Ira Tochner

Name:	Ira Tochner
Title:	Chief Financial Officer and Chief Operating Officer

[Signature Page to Third Amendment to Business Combination Agreement]

SIGNA SPORTS UNITED GMBH

By:	/s/ Stephan Zoll

Name:	Stephan Zoll
Title:	Managing Director

By:	/s/ Stefanie Kniepen

Name:	Stefanie Kniepen
Title:	Managing Director

[Signature Page to Third Amendment to Business Combination Agreement]

SIGNA INTERNATIONAL SPORTS HOLDING GMBH

By:	/s/ Wolfram Keil

Name:	Wolfram Keil
Title:	Managing Director

[Signature Page to Third Amendment to Business Combination Agreement]